

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2014

Via U.S. Mail
Roman Ehlert
President, Treasurer and Secretary
Uni Line Corp.
Barons Court Road Flat 1
London W14 9DU, Great Britain

> **Re:** **Uni Line Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 24, 2014**
> **File No. 333-196336**

Dear Mr. Ehlert:

We have reviewed your responses to the comments in our letter dated June 24, 2014 and have the following additional comment.

General

1. Please carefully review the prospectus to ensure that all revisions and changes are carried throughout consistently. We note by way of example you have not removed references to "valid, proven strategy" on pages 18, 21, 23, 25, and 32. Please revise accordingly.

12 Month Plan of Operations, page 16

2. We note your revised disclosure in the last paragraph on page 16. Please clarify your plans for scaling up your operations and hiring additional employees. Your present disclosure in this regard conveys the impression that your president will concurrently operate up to four juice carts by himself.

Strategy, page 32

3. We note your response to prior comment 23. Please revise the first paragraph of this section for consistency with your disclosure that your pricing is designed to generate a 50% gross profit. Additionally, to the extent you include projections of profit in the prospectus, please balance this disclosure with a discussion of and quantification of other costs and expenses that will impact potential net income, including leasing and capital expenditures, the costs of being a public company, and costs associated with your marketing strategy.

Government Regulations, page 32

4. We note your response to our prior comment 25. Please provide support for why you believe you will not be subject to any health and safety regulations, or disclose any such regulations that will impact you once you have begun offering your products.

Exhibit 10.1

5. We note your response to our prior comment 27 and reissue. Refer to the second sentence in the second paragraph of the subscription agreement. Representations regarding an investor's reliance on the information contained in the prospectus are inappropriate. Please revise the subscription agreement accordingly and refile as an exhibit to your amended registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
        David Lubin, Esq.
        David Lubin & Associates, PLLC